CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

GENERAL ELECTRIC COMPANY

UNDER SECTION 805

OF

THE BUSINESS CORPORATION LAW OF THE STATE OF NEW YORK

FIRST: The name of the Corporation is General Electric Company.

SECOND: The Corporation was incorporated by special act of the New York Legislature, Chapter 323, Laws of 1892, effective April 15, 1892.

THIRD: The subject of this amendment by General Electric Company is to effect a combination of its Common Stock, $0.06 par value (the “Common Stock”) which is to be effected by means of a one-share-for-eight-shares combination of its Common Stock issued and outstanding or held in treasury, by reducing in the same proportion its authorized Common Stock from 13,200,000,000 authorized shares of Common Stock to 1,650,000,000 authorized shares of Common Stock, and by reducing the par value from $0.06 to $0.01. There is no impact on the number of the 50,000,000 authorized shares of preferred stock of the par value of $1.00 each.

FOURTH: In order to give effect to the foregoing combination of the Common Stock, as of the time that this Certificate of Amendment to the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law, clause A. of Section 3 of the Certificate of Incorporation is hereby replaced in its entirety with the following:

“The aggregate number of shares which the corporation is authorized to issue is 1,700,000,000 shares, consisting of:

1. 1,650,000,000 shares of common stock having a par value of $0.01 per share; and

2. 50,000,000 shares of preferred stock having a par value of $1 per share.”

Every eight shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the time that this Certificate of Amendment of the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law shall be, effective as of the effectiveness of this Certificate of Amendment, automatically and without any action on the part of the Corporation or the respective holders thereof, combined and changed into one issued, fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests described below. No fractional shares will be issued in connection with the combination of shares of Common Stock. In lieu of any fractional share which a shareholder would otherwise be entitled to receive as a result of the combination of shares of Common Stock, such shareholder will be entitled to receive a cash amount (without interest) equal to, as the Corporation shall determine, either (i) each such shareholder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent of the Corporation or (ii) the closing price of our Common Stock as reported on the New York Stock Exchange on the trading day immediately preceding the date that this Certificate of Amendment of the Certificate of Incorporation becomes effective, as adjusted by the ratio of one share of Common Stock for every eight shares of Common Stock, multiplied by the applicable fraction of a share.

FIFTH: Immediately prior to the effectiveness of this Certificate of Amendment, the Corporation had issued approximately 11,693,841,042 shares of Common Stock, $0.06 par value, including approximately 2,912,537,933 treasury shares. Immediately prior to effectiveness of this Certificate of Amendment, the number of unissued shares of Common Stock, $0.06 par value, was approximately 1,506,158,958.

At the effectiveness of this Certificate of Amendment, and disregarding the elimination of fractional shares, there will be approximately 1,461,730,130 issued shares of Common Stock, $0.01 par value, including approximately 364,067,241 treasury shares. At the effectiveness of this Certificate of Amendment, subject to the elimination of fractional shares, there will be approximately 188,269,870 unissued shares of Common Stock, $0.01 par value.

SIXTH: As a result of the combination of shares of Common Stock and reduction in par value, the stated capital of the Corporation will be reduced in proportion to the ratio of one share of Common Stock for every eight shares of Common Stock, and the Corporation’s additional paid-in capital will be credited with the amount by which stated capital is reduced. The stated capital of the Corporation pursuant to the New York Business Corporation Law immediately prior to the effectiveness of this Certificate of Amendment is approximately $707,570,338 and the stated capital of the Corporation pursuant to the New York Business Corporation Law at the effectiveness of this Certificate of Amendment will be approximately $20,557,176.

SEVENTH: The amendment of the Certificate of Incorporation as set forth herein was authorized by the affirmative vote of the holders of a majority of all outstanding shares of the Corporation entitled to vote thereon, at a meeting of the shareholders duly called, noticed and held on May 4, 2021, pursuant to authorization by the Board of Directors of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by a duly authorized person as of the 30th day of July, 2021.

GENERAL ELECTRIC COMPANY
By:	/s/ Brandon Smith
Name:	Brandon Smith
Title:	Chief Corporate, Securities and Finance Counsel
and Associate Secretary